Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Jose C. Fraga
Associate
(212) 309-6845
jfraga@morganlewis.com

Exemption Number 82-5145

December 12, 2002

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Central Térmica Güemes S.A.
Periodic Disclosure Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of Central Térmica Güemes S.A. (the "Company"), a corporation organized under the laws of the Republic of Argentina, we hereby furnish the enclosed letter in compliance with the periodic disclosure requirements applicable to the Company pursuant to the exemption under Rule 12g3-2(b) ("Rule 12g3-2(b)") of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") granted to the Company.

Enclosed herewith is an English language translation of the Company's letter, dated November 29, 2002, notifying the Argentine National Securities Commission of the Company's preliminary proposals which it intends to make to its bondholders.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of

Exemption Number 82-5145

Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions, please feel free to call the undersigned.

Please date-stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Jose C. Fraga

Enclosure

cc: Central Termica Güemes S.A.
Carlos Peralta
Jorge Reston

Richard Brinnand

Morgan, Lewis & Bockius LLP
Eduardo Vidal
Flavio Cardoso

Salta, November 29, 2002

Argentine Securities Commission
25 de Mayo 179
Buenos Aires
Argentina

Dear Sirs,

Please be advised that the Board of Directors of Central Térmica Güemes S.A (the "Company"), after an extensive and thorough analysis of a number of debt restructuring alternatives, has decided to engage in formal negotiations with the holders of its Notes in connection with an Exchange Offer in which the Company will be making certain proposals described herein.

The Company will, through the pertinent entities, offer to exchange (the "Exchange Offer") for all of its outstanding Variable Rate Notes, due 2010, in an aggregate principal amount of US$54,000,000 (the "Existing Notes") that were issued in September 2000 as part of the Company's reorganization proceedings ("*concurso preventivo*") the following:

> **Proposal 1:** Up to an aggregate principal amount of US$32,400,000 of Variable Rate Notes due 2012 (the "Proposal 1 New Notes") and up to 24,840,000 Class D ordinary shares of common stock, nominal value Ps1 per share (the "Proposal 1 Shares").
>
> For each US$1,000 in principal amount of Existing Notes tendered under Proposal 1, the Company will issue US$600 in principal amount of Proposal 1 New Notes and 460 Proposal 1 Shares.
>
> and/or
>
> **Proposal 2:** Up to an aggregate principal amount of US$54,000,000 of Variable Rate Notes due 2012 (the "Proposal 2 New Notes").
>
> For each US$1,000 in principal amount of Existing Notes tendered under Proposal 2, the Company will issue US$1,000 in principal amount of Proposal 2 Notes.

The proposals described above are not final and may be subject to change prior to the formal commencement of the Exchange Offer through the pertinent entities.

Sincerely,

Carlos Armando Peralta
President, Central Térmica Güemes S.A.